EMCLAIRE FINANCIAL CORP

612 Main Street

Emlenton, Pennsylvania 16373

(844) 767-2311

July 24, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Emclaire Financial Corp

Registration Statement on Form S-4

File No. 333-226031

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Emclaire Financial Corp hereby requests that the above captioned Registration Statement be declared effective on Friday, July 27, 2018, at 10:00 a.m., Eastern time, or as soon thereafter as is practicable.

Please contact our counsel, either Hugh Wilkinson or Ken Tabach of Silver, Freedman, Taff & Tiernan LLP at 202-295-4500 should you have any questions with respect to this request and to confirm effectiveness of the Registration Statement.

Very truly yours,

EMCLAIRE FINANCIAL CORP

By:	/s/William C. Marsh
William C. Marsh
Chairman, President and Chief Executive Officer